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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
NOV 1 0 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENERAL FINANCE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CAMBRIDGE CENTER, ROOM 8016
(No. and Street)

CAMBRIDGE   MA   02142
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph D. Downing   617-551-2281
                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300   Wakefield   MA   01880
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

GENERAL FINANCE SECURITIES, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Members
General Finance Securities, LLC
Cambridge, Massachusetts

We have audited the accompanying balance sheets of General Finance Securities, LLC as of December 31, 2003 and 2002, and the related statements of income, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of General Finance Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

February 24, 2004

GENERAL FINANCE SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,218	$ 20,003
Accounts receivable	10,000	-
Total current assets	14,218	20,003
OTHER ASSETS:		
Investments	1,440	1,440
TOTAL ASSETS	$ 15,658	$ 21,443

LIABILITIES AND MEMBERS' CAPITAL

	2003	2002
CURRENT LIABILITIES:		
Accounts payable	$ 330	$ 35
TOTAL LIABILITIES	330	35
MEMBERS' CAPITAL	15,328	21,408
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 15,658	$ 21,443

See Notes to Financial Statements

GENERAL FINANCE SECURITIES, LLC

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
REVENUES:				
Consulting income	$	22,000	$	56,534
EXPENSES:				
Selling, general and administrative expenses		10,612		11,247
INCOME FROM OPERATIONS		11,388		45,287
OTHER INCOME:				
Interest income		32		66
NET INCOME	$	11,420	$	45,353

See Notes to Financial Statements.

GENERAL FINANCE SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

YEARS ENDED DECEMBER 31, 2003 AND 2002

BALANCE AT JANUARY 1, 2002	$	14,305
Net income		45,353
Distributions	(	38,250)
BALANCE AT DECEMBER 31, 2002		21,408
Net income		11,420
Distributions	(	17,500)
BALANCE AT DECEMBER 31, 2003	$	15,328

See Notes to Financial Statements.

GENERAL FINANCE SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 11,420	$ 45,353
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable	(10,000)	-
Accounts payable	295	(272)
Net cash provided by operating activities	1,715	45,081
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(17,500)	(38,250)
Net cash used in financing activities	(17,500)	(38,250)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,785)	6,831
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,003	13,172
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 4,218	$ 20,003

See Notes to Financial Statements.

GENERAL FINANCE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on July 1, 1999. Its principal business activity is that of a securities broker-dealer primarily in eastern Massachusetts. During the year ended December 31, 2001, the Company changed its name from General Finance, LLC to General Finance Securities, LLC.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost which approximates market.

Accounts Receivable – Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction to accounts receivable.

Investments – Investment in privately-held companies in which the Company has less than a 20% interest are carried at cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Advertising Costs - The Company expenses the costs of advertising as incurred.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with a high credit quality financial institution.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2002, the Company had net capital of $19,968, which was in excess of its requirement of $5,000 by $14,968. At December 31, 2003, the Company had net capital of $3,888 which was below its requirement of $5,000 by $1,112. The Company cured this deficiency on February 24, 2004.

Note 3 - Non-Monetary Transactions

During the year ended December 31, 2003 and 2002, the Company provided consulting services in exchange for use of certain office space and related costs. These transactions are recorded at fair values when the services are received. The value of these services included in consulting income and selling, general and administrative expenses amounted to $6,000 for each of the years ended December 31, 2003 and 2002.

**INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION
REQUIRED BY SEC RULE 17a-5**

Members
General Finance Securities, LLC
Cambridge, Massachusetts

We have audited the financial statements of General Finance Securities, LLC for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 24, 2004. Out audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

Wakefield Massachusetts
February 24, 2004

GENERAL FINANCE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

NET CAPITAL

Stockholder's equity at December 31, 2003	$	15,328
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		15,328
Deductions and/or charges:		
A. Non-allowable assets		11,440
Net capital	$	3,888

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	330
Total aggregate indebtedness	$	330

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $330)	$	22
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$ (	1,112)
5.	Excess net capital at 1000%	$	3,855
6.	Ratio of aggregate indebtedness to net capital		.085 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2003:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	8,876
Reclassification of non-allowable assets	(	5,000)
Net audit adjustments		12
Net capital	$	3,888

See Independent Auditors' Report on Accompanying Information.

GENERAL FINANCE SECURITIES, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. During the year ended December 31, 2003, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Members
General Finance Securities, LLC
Cambridge, Massachusetts

In planning and performing our audit of the financial statements of General Finance Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson & Company CPAs PC

Wakefield, Massachusetts
February 24, 2004